
中國銀行(香港)有限公司
BANK OF CHINA (HONG KONG) LIMITED

File No.82-34675



Our Ref : BS(2006)265(JL)

31 October 2006

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2006 NOV -3 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the announcement dated 30 October 2006 issued by BOC Hong Kong (Holdings) Limited in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號
1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2826 6888
傳真 Fax: (852) 2810 5963
電傳 Telex: 73772 BKCHI HX



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code: 2388)

ANNOUNCEMENT

FINANCIAL AND BUSINESS REVIEW FOR THE THIRD QUARTER OF 2006

THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES OF THE STOCK EXCHANGE OF HONG KONG LIMITED.

The following description provides certain financial data relating to the performance of the Company for the third quarter of 2006.

Financial Performance

In the nine months ended 30 September 2006, the Group's[1] net operating income before loan impairment allowances[2] was HK$15,500 million and operating expenses[2] were HK$4,533 million. The Group recorded an increase in operating profit before loan impairment allowances compared to the same period last year. This increase was attributable mainly to the growth in net interest income as well as net fees and commission income despite higher operating expenses. Reversal of loan impairment allowances declined during the period as impaired loans shrank in size.

The economic environment of Hong Kong remained stable in the third quarter of 2006. The labour market further improved with the seasonally adjusted unemployment rate for July-September falling to the lowest level since mid-2001. The credit environment remained basically favourable. With the expectation that interest rates will be levelling off in the second half of the year, the local property market has become more active, resulting in higher transaction volumes.

The Group's operating profit before loan impairment allowances in the third quarter decreased from the second quarter of 2006 primarily due to the reduction in net trading income of the banking operation and the fall in net fees and commission income. This decrease, however, was partially offset by the increase in net interest income. The Group's net interest income and net interest margin in the third quarter improved from the previous two quarters. However, fees and commission income were negatively affected by the drop in securities brokerage as stock market turnover slowed down. Net trading income of the banking operation dropped as a result of the decrease in the fair values of foreign exchange swap contracts and certain interest rate instruments due to the change of the interest rate environment. The Group's operating expenses increased slightly but the cost-to-income ratio has been maintained at a low level.

Financial Position

The Group's total assets as at 30 September 2006 stood at a higher level than end-June 2006, mainly driven by the growth of customer deposits. Total advances to customers rebounded in the third quarter. The further improvement of the Group's asset quality was reflected in the lower impaired loan ratio and the reduction in impaired loans. The Group's capital adequacy ratio has also remained strong.

Business Review

The Group's retail banking business made good progress in the third quarter of the year. To counteract price competition in mortgage lending in a relatively slow residential property market, the Group has taken a number of marketing initiatives and has been promoting HIBOR-based mortgage plans. As a result, the Group's mortgage business has regained its growth momentum in the third quarter. Regarding the credit card business, the Group also registered a growth in card receivables and cardholder spending volume after the launching of several new promotions in the third quarter to drive business growth.

The Group's corporate banking business continued to grow in the third quarter of the year. Corporate loans continued to increase, mainly driven by loans for use outside Hong Kong. Meanwhile the Group also kept on improving its business model for SME business and boosting the efficiency of customer service. As a result, SME loans registered a satisfactory growth in the third quarter. Trade finance also increased as Hong Kong's external trade remained buoyant.

The Group continued to diversify its investments in the banking book to enhance yield and further optimized its investment portfolio.

Regarding the insurance business, comparatively lower insurance premium income was recorded after a strong second quarter.

Remarks:

(1) The 'Group' referred to BOC Hong Kong (Holdings) Limited and its subsidiaries.

(2) The definitions of 'Net operating income before loan impairment allowances' and 'Operating expenses' disclosed by the Group are different from 'Income from principal operations' and 'Cost from principal operations' disclosed by Bank of China Limited;

'Income from principal operations' disclosed by Bank of China Limited under International Financial Reporting Standards ("IFRS") includes interest income, fee and commission income, net trading income, net gains on investment securities and other operating income. 'Cost from principal operations' includes interest expense, fee and commission expense and other operating expenses;

'Income from principal operations' disclosed by Bank of China Limited under Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions of the PRC ("PRC GAAP") includes interest income, fee and commission income, net trading income, investment income and other operating income. 'Cost from principal operations' includes interest expense, fee and commission expense, other operating expenses, operating and administrative expenses, business tax and surcharges.

GENERAL

This announcement may contain forward-looking statements that involve risks and uncertainties. The Company's shareholders and potential investors should not place undue reliance on these forward-looking statements, which reflect our belief only as of the date of these statements. These forward-looking statements are based on the Group's own information and on information from other sources we believe to be reliable. The Group's actual results may be materially less favorable than those expressed or implied by these forward-looking statements, which could depress the market price of the Company's American Depositary Shares and local shares.

The attention of investors is also drawn to the announcement issued by Bank of China Limited ("BOC") (Stock Code: 3988) on 30 October 2006 in which BOC presents its unaudited quarterly results. The Company is owned as to 65.87% by BOC, and therefore its financial data has been consolidated into the data presented by BOC. The said announcement can be downloaded from BOC's website at www.boc.cn and from the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Investors are warned not to make any conclusions about the performance of the Company from the announcement issued by BOC.

The Company's shareholders and potential investors should note that all the figures contained herein are unaudited. **Accordingly, figures and discussions contained in this Announcement should in no way be regarded as to provide any indication or assurance on the financial results of the Group for the period ended 30 September 2006.**

The Company's shareholders and potential investors are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt as to their investment positions.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 30 October 2006

As at the date hereof, the board of directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*



中國銀行(香港)有限公司
BANK OF CHINA (HONG KONG) LIMITED

Our Ref : BS(2006)269(JL) File No.82-34675

1 November 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31 October 2006 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號
1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2826 6888
傳真 Fax: (852) 2810 5963
電傳 Telex: 73772 BKCHI HX

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	01/11/2006	10:32:53	Submitted By	02388P03
Date/Time Approved	01/11/2006	10:32:54	Approved By	02388P02
Submission No.	EBIS-061031-00075		Status	Approved

Company Code	LM02388	BOC Hong Kong (Holdings) Limited	
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C. W. Yeung		
Contact No.	2846 2700		

For the month ended : 31/10/2006

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited	
Contact Person	Jason C. W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	01/11/2006

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 2388		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD 5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month	20,000,000,000	HKD 5.00	100,000,000,000

(2) Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

2. Preference Shares

Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

3. Other Classes of Shares

Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.		HKD				
2.		HKD				
3.		HKD				

1.
( )
Stock Code
Subscription Price HKD
◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

2.
( )
Stock Code
Subscription Price HKD
◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

3.
( )
Stock Code
◉ Ordinary (1)
○ Ordinary (2)
○ Preference

Subscription Price HKD

○ Other Class

4. | HKD | | | |

◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

( )

Stock Code

Subscription Price HKD

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
Subscription Price HKD					
2.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
Subscription Price HKD					
3.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
Subscription Price HKD					

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1)

○ Ordinary (2)
○ Preference
○ Other Class

5. **Bonus Issue** — Issue and allotment Date : (dd/mm/yyyy)
◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

6. **Repurchase of share** — Cancellation Date: (dd/mm/yyyy)
◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

7. **Redemption of share** — Redemption Date: (dd/mm/yyyy)
◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

8. **Other** — At Price : HKD — Issue and allotment date
(Please specify)
◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

Remarks (Max 160 Characters):



Authorised Signatory

* Name: Jason C. W. Yeung
* Title: Company Secretary

OK



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